EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
($ in millions)

	Year Ended November

	2002		2001		2000		1999		1998

Net earnings	$2,114		$2,310		$3,067		$2,708		$2,428
Add:
Provision for taxes	1,139		1,386		1,953		(716)		493
Portion of rents representative of an interest factor	120		111		80		51		35
Interest expense on all indebtedness	8,868		15,327		16,410		12,018		13,958

Earnings, as adjusted	$12,241		$19,134		$21,510		$14,061		$16,914

Fixed charges(1):
Portion of rents representative of an interest factor	$122		$111		$80		$51		$35
Interest expense on all indebtedness	8,874		15,327		16,410		12,018		13,958

Fixed charges	$8,996		$15,438		$16,490		$12,069		$13,993

Ratio of earnings to fixed charges	1.36	x	1.24	x	1.30	x	1.16	x	1.21	x

(1)	Fixed charges include capitalized interest and the interest factor of capitalized rent.